Exhibit 21

Subsidiaries of Concrete Pumping Holdings, Inc.

Entity	Jurisdiction

Concrete Pumping Intermediate Acquisition Corp.	Delaware
Industrea Acquisition Corp.	Delaware
Brundage-Bone Concrete Pumping Holdings, Inc.	Delaware
Concrete Pumping Intermediate Holdings, LLC	Delaware
Concrete Pumping Property Holdings, LLC	Delaware
Brundage-Bone Concrete Pumping, Inc.	Colorado
Eco-Pan, Inc.	Colorado
Greystone Pumping Holdings SRL	Barbados
Eco-Pan Recycling, Ltd.	Canada
Lux Concrete Holdings I S.à r.l.	Luxembourg
Eco-Pan Environmental Services, Inc.	Canada
Lux Concrete Holdings II S.à r.l.	Luxembourg
Camfaud Group Limited	United Kingdom
Camfaud Concrete Pumps Limited	United Kingdom
South Cost Concrete Pumping Limited	United Kingdom
Premier Concrete Pumping Limited	United Kingdom
Reilly Concrete Pumping Limited	United Kingdom